UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2007
Commission File No. 001-31729
GREAT BASIN GOLD LTD.
(Translation of registrant’s name into English)
Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)     ☐
Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated March 1, 2006 relating to resolution of litigation.

99.2	Material Change Report dated April 11, 2006 relating to an offering of common shares and a separate private placement.

99.3	Material Change Report dated May 9, 2006 relating to drilling results for the Hollister Development Block.

99.4	Material Change Report dated May 10, 2006 relating to an amendment of the filing date of 2006 short form prospectus offering.

99.5	Material Change Report dated May 11, 2006 relating to the announcement of results of a feasibility study for the Burnstone Gold Project, South Africa.

99.6	Material Change Report dated May 15, 2006 relating to the announcement of results of a feasibility study for the Burnstone Gold Project, South Africa.

99.7	Material Change Report dated May 18, 2006 relating to the closing of a short form offering of common shares.

99.8	Material Change Report dated June 22, 2006 relating to the drilling results of the Hollister Development Block.

99.9	Material Change Report dated July 27, 2006 related to the closing of two transactions, namely a settlement agreement for the acquisition of the Burnstone Gold Project and a private placement.

99.10	Material Change Report dated August 2, 2006 relating to an updated preliminary assessment for certain vein systems of the Hollister Development Block.

99.11	Material Change Report dated August 23, 2006 announcing progress on the underground program at the Hollister Development Block.

99.12	Material Change Report dated September 7, 2006 relating to the grant to a subsidiary of two prospecting rights for the Burnstone Gold Project.

99.13	Material Change Report dated September 25, 2006 relating to listing of the Registrant’s common shares on the Gold Miners’ Index on the AMEX.

99.14	Material Change Report dated September 26, 2006 relating to the approval of the secondary listing of common shares on the JSE.

99.15	Material Change Report dated October 23, 2006 relating to the grant of five prospecting rights to a subsidiary in South Africa.

99.16	Material Change Report dated October 26, 2006 relating to the listing of the Registrant’s shares on the JSE.

Exhibits

99.17	Material Change Report dated November 9, 2006 relating to the announcement of changes to board of directors and management team.

99.18	Material Change Report dated November 15, 2006 relating to the announcement of further underground drilling results at the Hollister Development Block.

99.19	Material Change Report dated November 28, 2006 relating to the grant of the final prospecting right to the Registrant’s South African subsidiary for the Burnstone Gold Project area.

99.20	Material Change Report dated December 20, 2006 relating to the execution of an agreement to acquire an initial 15% equity interest in Kryso Resources plc.

99.21	Material Change Report dated December 21, 2006 relating to an announcement of an update on the progress of programs at the Hollister Development Block.

99.22	Material Change Report dated January 30, 2007 relating to the announcement of an update on gold resources at Burnstone Gold Project.

99.23	Material Change Report dated February 21, 2007 announcing framework agreement in connection with compliance with South Africa’s Black Empowerment Act.

99.24	Material Change Report dated February 21, 2007 announcing agreement to purchase Hecla Ventures Corp for US$60 million.

99.25	Material Change Report dated February 26, 2007 announcing further results from underground drilling and progress on other feasibility work on the HDB.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GREAT BASIN GOLD LTD.
Date: March 8, 2007

/s/ Bernhard Zinkhofer
Bernhard Zinkhofer
Secretary